UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MID PENN BANCORP, INC.,
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

59540G107
(CUSIP Number)

Donald F. Kiefer
Lawrence Keister & Company
125 South Arch St.
Connellsville, PA 15425
724-628-3200

with copy to:

William T. Harvey, Esq.
Tucker Arensberg, P.C.
1500 One PPG Place
Pittsburgh, PA 15222
412-594-5550

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


________________________________________________________________________________
CUSIP No. 59540G107
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1. Name of Reporting Person.
Lawrence Keister & Company

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2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

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3.	SEC Use Only
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4.	Source of Funds
OO
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5.	Check if Disclosure of Legal Proceedings IS Required Pursuant to Items
2(d) or 2(e) [ ]
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6.	Citizenship or Place of Organization
Commonwealth of Pennsylvania
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Number of Shares Beneficially Owned by Each Reporting Person With:
-------------------------------------------------------------------------------

7.	Sole Voting Power
1,003,259

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8.	Shared Voting Power
0
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9.	Sole Dispositive Power
1,003,259
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10.	Shared Dispositive Power
0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,003,259
-------------------------------------------------------------------------------

12.	Check if the Aggregate Amount if Row (11) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)
16.1% (1)
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14.	Type of Reporting Person
PN
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(1) Based on 6,212,669 shares of Issuer's Common Stock outstanding as of
January 8, 2018.



_______________________________________________________________________________
CUSIP No. 59540G107
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1. Name of Reporting Person.
Marilyn K. Andras
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2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds
OO
-------------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings IS Required Pursuant to Items
2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6.	Citizenship or Place of Organization
U.S. Citizen
-------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:
-------------------------------------------------------------------------------

7.	Sole Voting Power
34,719
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8.	Shared Voting Power
1,003,259
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9.	Sole Dispositive Power
34,719

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10.	Shared Dispositive Power
1,003,259
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,037,978
-------------------------------------------------------------------------------

12.	Check if the Aggregate Amount if Row (11) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)
16.7% (1)
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14.	Type of Reporting Person
IN
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(1) Based on 6,212,669 shares of Issuer's Common Stock outstanding as of
January 8, 2018.



_______________________________________________________________________________
CUSIP No. 59540G107
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1. Name of Reporting Person.
Lawrence J. Kiefer
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2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

-------------------------------------------------------------------------------
3.	SEC Use Only
-------------------------------------------------------------------------------

4.	Source of Funds
OO

-------------------------------------------------------------------------------
5.	Check if Disclosure of Legal Proceedings IS Required Pursuant to Items
2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6.	Citizenship or Place of Organization
U.S. Citizen

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Number of Shares Beneficially Owned by Each Reporting Person With:
-------------------------------------------------------------------------------
7.	Sole Voting Power
34,992
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8.	Shared Voting Power
1,003,259
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9.	Sole Dispositive Power
34,992

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10.	Shared Dispositive Power
1,003,259
-------------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,038,251
-------------------------------------------------------------------------------

12.	Check if the Aggregate Amount if Row (11) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)
16.7% (1)
-------------------------------------------------------------------------------
14.	Type of Reporting Person
IN
-------------------------------------------------------------------------------
(1) Based on 6,212,669 shares of Issuer's Common Stock outstanding as of January 8, 2018.



_______________________________________________________________________________
CUSIP No. 59540G107
-------------------------------------------------------------------------------
1. Name of Reporting Person.
Donald F. Kiefer
-------------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]
-------------------------------------------------------------------------------

3.	SEC Use Only
-------------------------------------------------------------------------------

4.	Source of Funds
OO

-------------------------------------------------------------------------------
5.	Check if Disclosure of Legal Proceedings IS Required Pursuant to Items
2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6.	Citizenship or Place of Organization
U.S. Citizen
-------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:
-------------------------------------------------------------------------------

7.	Sole Voting Power
39,852
-------------------------------------------------------------------------------


8.	Shared Voting Power
1,003,259

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9.	Sole Dispositive Power
39,852
-------------------------------------------------------------------------------


10.	Shared Dispositive Power
1,003,259
-------------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,043,111
-------------------------------------------------------------------------------
12.	Check if the Aggregate Amount if Row (11) Excludes Certain Shares [ ]

-------------------------------------------------------------------------------
13.	Percent of Class Represented by Amount in Row (11)
16.8% (1)
-------------------------------------------------------------------------------

14.	Type of Reporting Person
IN
-------------------------------------------------------------------------------
(1) Based on 6,212,669 shares of Issuer's Common Stock outstanding as of January 8, 2018.



ITEM 1. SECURITY AND ISSUER
____________________________

This Schedule 13D relates to the common stock, par value $1.00 per share, in Mid Penn Bancorp, Inc., a Pennsylvania Corporation ("Mid Penn" or "Issuer"). The address of the principal executive office of Mid Penn is 349 Union Street Millersburg, Pennsylvania 17061.

ITEM 2. IDENTITY AND BACKGROUND
_______________________________

(a) This Schedule 13D is being filed by and on behalf of Lawrence Keister
& Co., a Pennsylvania general partnership ("Keister Partnership"), which has the following managing partners: (i) Marilyn K. Andras; (ii) Lawrence J Kiefer;
(iii) Donald F. Kiefer ("Managing Partners"). Under the terms of the partnership agreement, the Managing Partners have the exclusive power to manage the Keister Partnership, to buy and sell securities on behalf of the Keister Partnership and to vote all shares of stock owned by the Keister Partnership. The Keister Partnership was not formed for the purpose of acquiring, holding, or disposing of securities of the Issuer. The Keister Partnership and its Managing Partners are collectively referred to as the "Reporting Persons" of this Form 13D. The Keister Partnership has eight other partners: Karen L. Kiefer; Bruce A. Kiefer; Kimberly K. Best; Rachel L. Greenier; Kory R. Kiefer; Mark H. Kiefer; Rebekka M. Kiefer; Marilyn K. Kiefer Trust, who are collectively referred to as the "Other Partners."

(b) The business address of each of the Reporting Persons and the Other Partners is 125 South Arch St., Connellsville, PA 15425.

(c) The principal business of the Keister Partnership has been purchasing, holding, and selling securities, as directed by the Managing Partners. The present occupation of Lawrence J Kiefer is transition ambassador for the Issuer. Marilyn K. Andras is presently employed as a trust operations specialist for the Issuer. The Issuer's principal business is banking, and its address is 349 Union Street, Millersburg, Pennsylvania 17061. Donald F. Kiefer is retired and serves as a director of Mid Penn Bancorp, Inc. Karen L. Kiefer is an attorney and is self employed with an office at 1005 Loucks Ave., Scottdale, PA 15683. Bruce A. Kiefer is a food scientist with the Hershey Company at its office located at 100 Crystal A. Drive, Hershey, PA 17033. Kimberly K. Best is an activities and volunteer coordinator with Sunrise Senior Living at its office located at 43 W McKinsey Rd., Severna Park, MD 21146. Rachel L. Greenier is an administrator assistant with Clarity Business Solutions, Inc., at its office located at 105 Rustic Ridge Blvd., Severna Park, MD 21146. Kory R. Kiefer and Mark H. Kiefer are both unemployed. Rebekka M. Kiefer is a veterinary assistant with Scottdale Veterinary Clinic at its office located at Scottdale Mt Pleasant Rd, Scottdale PA 15683.

(d)-(e) During the last five years, no Reporting Person and no Other Partner has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Keister Partnership was formed in the Commonwealth of Pennsylvania, and the Managing Partners and Other Partners are U.S. Citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
__________________________________________________________

The Reporting Persons and the Other Partners obtained their shares in the Issuer by reason of their prior ownership of shares in Scottdale Bank & Trust Company ("Scottdale") and pursuant to the terms of an Agreement and Plan of Merger by and between the Issuer and Mid Penn Bank and Scottdale dated as of March 29, 2017 ("Merger"), each share of stock in Scottdale was exchanged for
38.88 shares of the Issuer's common stock. This Merger was completed on January 8, 2018.

ITEM 4. PURPOSE OF TRANSACTION
______________________________

The Reporting Persons hold the securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of common stock and/or retain and/or sell all or a portion of the shares of common stock held by the Reporting Persons in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the common stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, and except to the extent that Donald F. Kiefer may exercise his powers as director of the Issuer, each of the Reporting Persons does not have plans, proposals or intentions to change or influence the control of the Issuer, including any actions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
____________________________________________

(a) The aggregate number and percentage of the Issuer's common stock beneficially owned by the Keister Partnership is 1,003,259 shares (or 16.1%). The aggregate number and percentage of the Issuer's common stock beneficially owned by Marilyn K. Andras, individually, and as a managing partner of the Keister Partnership, is 1,037,978 (or 16.7%). The aggregate number and percentage of the Issuer's common stock beneficially owned by Lawrence J. Kiefer, individually, and as a managing partner of the Keister Partnership is 1,038,251 (or 16.7%). The aggregate number and percentage of the Issuer's common stock beneficially owned by Donald F. Kiefer, individually, and as a managing partner of the Keister Partnership is 1,043,111 (or 16.8%).

The agreement for the Keister Partnership permits each partner to withdraw from the Keister Partnership upon 30 days notice. Any withdrawing partner would have the right to obtain his or her pro rata share of the Keister Partnership's holdings in the Issuer, based on his or her percentage ownership in the Keister Partnership. The number of shares that each Other Partner has the right to aquire is based on this withdrawal right. The number and percentage of shares of the Issuer beneficially owned by each Other Partner, including shares they have the right to acquire, is set forth below.

Karen L. Kiefer owns 34,797 of the Issuer's shares outright, and has the right to acquire an additional 159,811 shares, for an aggregate of 194,608 shares of the Issuer (or 3.1%). Bruce A. Kiefer owns 34,525 of the Issuer's shares outright, and has the right to acquire an additional 159,811 shares, for an aggregate of 194,336 shares of the Issuer (or 3.1%). Kimberly K. Best owns 34,525 of the Issuer's shares outright, and has the right to acquire an additional 159,811 shares, for an aggregate of 194,336 shares of the Issuer (or 3.1%). Rachel L. Greenier owns 2,216 of the Issuer's shares outright, and has the right to acquire an additional 12,841 shares, for an aggregate of 15,057 shares of the Issuer (or less than 1%). Kory R. Kiefer owns 389 of the Issuer's shares outright, and has the right to acquire an additional 12,841 shares, for an aggregate of 13,230 shares of the Issuer (or less than 1%). Mark H. Kiefer owns 0 of the Issuer's shares outright, and has the right to acquire an additional 12,841 shares, for an aggregate of 12,841 shares of the Issuer (or less than 1%). Rebekka M. Kiefer owns 389 of the Issuer's shares outright, and has the right to acquire an additional 12,841 shares, for an aggregate of 13,230 shares of the Issuer (or less than 1%). The Marilyn K. Kiefer Trust owns 0 of the Issuer's shares outright, and has the right to acquire an additional 1,404 shares, for an aggregate of 1,404 shares of the Issuer (or less than 1%).

The Percentages of Issuer's shares beneficially owned by each Other Partner, as set forth above, is based on 6,212,669 shares of Issuer's Common Stock outstanding as of January 8, 2018.

(b) The Keister Partnership has sole voting/dispositive power of its 1,003,259 shares of the Issuer's common stock. Marilyn K. Andras has sole voting/dispositive power of 34,719 shares and shared voting/dispositive power of 1,003,259 shares of the Issuer's common stock. Lawrence J Kiefer has sole voting/dispositive power of 34,992 shares and shared voting/dispositive power of 1,003,259 shares of the Issuer's common stock. Donald F. Kiefer has sole voting/dispositive power of 39,852 shares and shared voting/dispositive power of 1,003,259 shares of the Issuer's common stock. Each of the Other Partners has sole voting/dispositive power over the shares of the Issuer, which are individually owned by each of the Other Partners, as set forth above.

(c) Except as set forth in Item 3 above, no Reporting Person and no Other Partner has effected any transaction in the common stock of the Issuer during the past 60 days.

(d) No other person is known to have the power to receive or direct the receipt of the dividends of, or proceeds from the sale of, the shares reported herein.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
______________________________________________________________________________

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
_________________________________________

Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


LAWRENCE KEISTER & COMPANY



By: /s/LAWRENCE J. KIEFER
Lawrence J. Kiefer, Managing Partner



/s/MARILYN K. ANDRAS
Marilyn K. Andras, individually




/s/DONALD F. KIEFER
Donald F. Kiefer, individually




/s/LAWRENCE J. KIEFER
Lawrence J. Kiefer, individually